 **Maybank**

Our file ref. : GSS/M201

Date : 30 March 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	February 28, 2006	Extension of Memorandum of Understanding (MOU) on Divestment of Mayban Unit Trust Berhad ("MUTB".)
2.	March 3, 2006	Unconditional Mandatory General Offer ("MGO") by Mayban Fortis Holdings Berhad ("Mayban Fortis"), a 70%-owned subsidiary of Maybank, for all the remaining Ordinary Shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis ('offer shares") at a cash offer price of RM4.02 per MNIH Ordinary Share ("MNIH MGO").
3.	March 22, 2006	Announcement of Maybank Group Headline KPIs for FY2006.
4.	March 29, 2006	Compulsory Acquisition By Mayban Fortis Holdings Berhad ("Mayban Fortis"), a 70%-owned subsidiary of Maybank, for all the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad("MNIH") not already owned by Mayban Fortis ("MNIH Shares") at a Cash Offer Price of RM4.02 per MNIH Ordinary Share.

Yours faithfully
for **MAYBANK**,


06012181

MOHD NAZLAN BIN MOHD GHAZALI
Company Secretary

Enc.

General Announcement
Reference No **MB-060227-65005**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**28-02-2006**

Type	:	**Announcement**
Subject	:	**Extension of Memorandum of Understanding (MOU) on Divestment of Mayban Unit Trust Berhad (MUTB)**

Contents :

Pursuant to the Memorandum of Understanding (MOU) signed between Malayan Banking Berhad (Maybank), Aseambankers Malaysia Berhad (AMB), Mayban Securities Sdn Bhd (MSSB) and Amanah Saham Nasional Berhad (ASNB) dated 27 October 2005, Maybank wishes to announce that the MOU for the divestment of MUTB will be extended for another 3 months to 27 May 2006 to allow the parties to complete the negotiation.

General Announcement
Reference No **MM-060303-66853**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**03-03-2006**

Type : **Announcement**
Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

UNCONDITIONAL MANDATORY GENERAL OFFER ("MGO") BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS ("OFFER SHARES") AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE ("MNIH MGO")

Contents :

We refer to our announcements dated 3 January 2006, 23 January 2006, 9 February 2006, and Mayban Fortis' offer document dated 3 January 2006 in relation to the MNIH MGO ("Offer Document").

Aseambankers Malaysia Berhad ("Aseambankers"), on behalf of Mayban Fortis, wishes to announce that the MNIH MGO has closed at 5.00 p.m. (Malaysian Time) on Friday, 3 March 2006 ("Final Closing Date").

Pursuant to Section 25(1) of the Malaysian Code on Take-Overs and Mergers, 1998 ("the Code"), Aseambankers, on behalf of Mayban Fortis, wishes to announce that as at 5:00 p.m. (Malaysian Time) on the Final Closing Date, Mayban Fortis and the persons acting in concert with Mayban Fortis collectively hold approximately 98.84% of the issued and paid-up share capital of MNIH, the details of which are set out in **Table 1** below.

As the level of Mayban Fortis' shareholdings in MNIH has exceeded 90% of the total issued and paid-up share capital of MNIH, Bursa Malaysia Securities Berhad ("Bursa Securities") may, in accordance with Paragraphs 8.15(4) and 8.15(5) of its Listing Requirements, suspend trading in MNIH shares, and subsequently remove all MNIH shares from the Official List of Bursa Securities.

Notwithstanding the above, as the level of acceptances received by Mayban Fortis has exceeded nine-tenths (9/10) of the nominal value of the Offer Shares, and as stated in Section 9.2 of the Offer Document, Mayban Fortis will invoke the provisions of Section 34 of the Securities Commission Act, 1993 to compulsorily acquire the remaining Offer Shares for which acceptances have not been received, within two (2) months from 3 March 2006.

This announcement is dated 3 March 2006.

	Number of MNIH shares	**% of issued and paid-up share capital of MNIH**
- Held by Mayban Fortis as at 3 January 2006, being the date of despatch of the Offer Document	210,060,496	73.62
- Held by persons acting in concert with Mayban Fortis as at 3 January 2006, being the date of despatch	6,678,900	2.34

of the Offer Document		
- In respect of which valid acceptances of the MNIH MGO have been received as at 5:00 pm (Malaysian Time) on the Final Closing Date	65,000,470	22.78
- In respect of which acceptances of the MNIH MGO have been received as at 5:00 p.m. (Malaysian Time) on the Final Closing Date but are subject to verification	270,708	0.10
- Acquired or agreed to be acquired during the offer period, being the period commencing 29 August 2005 to the Final Closing Date	-	-
TOTAL	**282,010,574**	**98.84**

General Announcement
Reference No **MB-060322-62267**

Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**22-03-2006**

Type	:	**Announcement**
Subject	:	**ANNOUNCEMENT OF MAYBANK GROUP HEADLINE KPIs FOR FY2006**

Contents :

Maybank would like to announce its headline Key Performance Indicators ("KPI") for FY2006 and its two-year headline KPIs. These headline KPIs have been set and agreed by the Board and management of Maybank as part of the broader KPI framework that Maybank has in place, as prescribed under the GLC Transformation program, and is disclosed on a voluntary basis.

The headline KPIs represent the main corporate targets set by Maybank for the period and should not be constituted as being forecasts. In this respect please note the following;

These headline KPIs are targets or aspirations set by Maybank as a transparent performance management practice. These headlines shall not be construed as either forecasts, projections or estimates of Maybank or representations of any future performance, occurrence or matter as the headlines are merely a set of targets/aspirations of future performance aligned to Maybank's strategy.

FY2006 Headline KPIs

1. Minimum Return on Equity (ROE) of 18.0% (as compared to FY2005 actual ROE of 17.4%).
2. Minimum Revenue growth of 10%.

Two years Headline KPIs (FY2006-FY2008)

1. Minimum ROE of 18.0% for FY2007 and FY2008.
2. Minimum Revenue growth of 10% p.a. for FY2007 - FY2008.

Maybank Group Headline KPIs reflect a balanced approach towards earning growth and capital efficiency. These Headline KPIs also provide clear motivation to the management to strive for sustainable superior rate of return over the medium term.



Form Version 2.0

General Announcement

Initiated by **Common User** on **28/03/2006 09:45:54**
Submitted by **MB_ASEAMBANKERS2** on **29/03/2006 17:28:46**
Reference No **CU-060328-35154**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Non-Mesdaq Market Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**Aseambankers Malaysia Berhad**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Malayan Banking Berhad**
*	Stock name	:	**MAYBANK**
*	Stock code	:	**1155**
*	Contact person	:	**Heah Kok Boon/Kevin Davies**
*	Designation	:	**Executive Vice President/Assistant Vice President**
*	Contact number	:	**03-2059 1888**
	E-mail address	:	**kokboon@aseam.com.my/kevin@aseam.com.my**

* Type : **Announcement**

* Subject :

MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")

COMPULSORY ACQUISITION BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, FOR ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS ("MNIH SHARES") AT A CASH OFFER PRICE OF RM4.02 PER MNIH ORDINARY SHARE

* **Contents :-**

We refer to our announcement dated 3 March 2006 wherein on behalf of Mayban Fortis, Aseambankers Malaysia Berhad ("Aseambankers") had announced the level of acceptances for the unconditional mandatory general offer as at 5:00 p.m. (Malaysian Time) on 3 March 2006, as well as the intention of Mayban Fortis to invoke the provisions of Section 34 of the Securities Commission Act, 1993 ("SC Act") to compulsorily acquire the remaining MNIH Shares for which acceptances have not been received, within two (2) months from 3 March 2006.

On behalf of Mayban Fortis, Aseambankers wishes to announce that, in accordance with the provisions of Section 34 of the SC Act, Mayban Fortis has on 29 March 2006 despatched the notice to the dissenting shareholders of MNIH ("Notice") stating its desire to acquire the remaining MNIH Shares held by the said dissenting shareholders on the basis of a cash payment of RM4.02 for each MNIH Share, together with a statutory declaration confirming that the conditions for the sending of the Notice have been satisfied.

This announcement is dated 29 March 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Created by	Common User/EDMS/KLSE	28/03/2006 09:45:54
Last 5 edit	MB_ASEAMBANKERS2	29/03/2006 17:23:01
	MB_ASEAMBANKERS2	29/03/2006 17:23:01
	Common User	29/03/2006 17:07:59
	Common User	28/03/2006 10:56:29
	Common User	28/03/2006 10:56:21